OMB APPROVAL
OMB Number: 3235-0101
Expires: August 31, 2023
Estimated average burden hours per response..........1.0

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *This form must be filed in electronic format by means of the Commission's Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR part 232), except that where the issuer of the securities is not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, this form must be filed in accordance with Securities Act Rule 144(h)(2). For assistance with EDGAR issues, please consult the EDGAR- Information for Filers webpage on SEC.gov*

1 *(a)* NAME OF ISSUER *(Please type or print)*	*(c)* S.E.C. FILE NO.
Li-Cycle Holdings Corp.	001-40733

1 *(d)* ADDRESS OF ISSUER STREET	CITY	STATE	ZIP CODE	*(e)* TELEPHONE NO. AREA CODE	NUMBER
207 Queen's Quay West, Suite 590	Toronto	ON	M5J 1A7	877	542-9253

2 *(a)* NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	*(b)* RELATIONSHIP TO ISSUER
Keperra Holdings Limited	Affiliate of Timothy Johnston, Executive Chairman & Director of Issuer

INSTRUCTION: The person filing this notice should contact the issuer to obtain the S.E.C. File Number.

3 *(a)* **Title of the Class of Securities To Be Sold**	*(b)* **Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities**	**SEC USE ONLY** **Broker-Dealer File Number**	*(c)* **Number of Shares or Other Units To Be Sold** *(See instr. 3(c))*	*(d)* **Aggregate Market Value** *(See instr. 3(d))*	*(e)* **Number of Shares or Other Units Outstanding** *(See instr. 3(e))*	*(f)* **Approximate Date of Sale** *(See instr. 3(f))* (MO. DAY YR.)	*(g)* **Name of Each Securities Exchange** *(See instr. 3(g))*
Common Shares	Citigroup Global Markets Inc. 388 Greenwich Street, 3rd Floor New York, NY 10013		2,000,000	$8,760,000 (1)	178,107,516	8/21/2023	NYSE

INSTRUCTIONS:
1. (a) Name of issuer
(b) Issuer's S.E.C. file number, if any
(c) Issuer's address, including zip code
(d) Issuer's telephone number, including area code
2. (a) Name of person for whose account the securities are to be sold
(b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
3. (a) Title of the class of securities to be sold
(b) Name and address of each broker through whom the securities are intended to be sold
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1147 (07-22)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold
and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired *(If gift, also give date donor acquired)*	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Shares	8/10/2021	Reorganization in connection with a reverse takeover transaction of the Li-Cycle Holdings Corp. (2)	(2)	(2)	8/10/2021	(2)

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Timothy Johnston c/o Li-Cycle Holdings Corp. 207 Queens Quay West, Suite 590 Toronto, ON, M5J 1A7, Canada	Common Shares	8/15/2023	19,090	$102,849.28

REMARKS:

See additional page for remarks. (1) Based upon the closing price of $4.38 per Common Share of Li-Cycle Holdings Corp. (the "Issuer") on August 17, 2023. (2) As part of a reorganization in connection with a reverse takeover transaction of the Issuer, Timothy Johnston, through Keperra Holdings Limited, a corporation organized under the laws of Ontario, Canada and successor to Keperra Holdings Ltd., exchanged equity of Li-Cycle Corporation for 11,047,167 Common Shares of the Issuer.

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the amount of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

8/18/2023
DATE OF NOTICE

5/19/2023
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

/s/ Timothy Johnston
(SIGNATURE)

Timothy Johnston

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

REMARKS:

In accordance with the procedures described in the interpretive letters from the staff of the Securities and Exchange Commission to Goldman Sachs & Co., dated December 20, 1999, and to Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated December 1, 2011, on the date hereof, Timothy Johnston, through Keperra Holdings Limited, a corporation organized under the laws of Ontario, Canada and successor to Keperra Holdings Ltd. ("Keperra") entered into a variable prepaid forward contract with Citibank, N.A., an affiliate of the broker named on Side 1, Item 3(b), secured by up to 2,000,000 Common Shares of Li-Cycle Holdings Corp. (the "Issuer"). The actual number of the Issuer's Common Shares to be delivered by Keperra under the variable prepaid forward contract will be determined based on the volume weighted average price of the Issuer's Common Shares at settlement relative to an agreed forward floor price and forward cap price, with the aggregate number not to exceed 2,000,000 Common Shares. Subject to certain conditions, Keperra can also elect to settle the variable prepaid forward contract in cash and thereby retain ownership of the pledged Common Shares of the Issuer. Any initial hedging activity in connection with the variable prepaid forward contract will be conducted by the broker named on Side 1, Item 3(b).